UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Jameson Stanford Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100
(CUSIP Number)

Michael Christiansen

2300 West Sahara Avenue, Suite 800

Las Vegas, NV 89102

(702) 933-0808

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Christiansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 750,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 750,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Jameson Stanford Resources Corp, a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 2300 West Sahara Avenue, Suite 800, Las Vegas, Nevada.

Item 2. Identity and Background.

(a)	Michael Christiansen

(b)	Business Address: 2300 West Sahara Avenue, Suite 800, Las Vegas, Nevada

(c)	Executive Vice President of Jameson Stanford Resources Corporation

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Restricted Stock Purchase Agreement dated July 31, 2013 between Mr. Christiansen, Michael Stanford and the Company, 750,000 shares were issued and delivered to Mr. Christiansen.

Item 4. Purpose of Transaction.

The purpose of the transaction and the Restricted Stock Purchase Agreement was to settle a dispute related to the purchase of Common Stock of the Company by Mr. Christiansen.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Christiansen is the beneficial owner of 750,000 shares of Common Stock of the Company representing 2.2% of the Common Stock of the Company outstanding as of December 11, 2013 and as of the date of this filing. This number includes: (i) 750,000 shares of Common Stock currently owned by Mr. Christiansen individually and directly, and (ii) no currently exercisable options.

(b) Mr. Christiansen has sole voting power over 750,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 750,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c) Mr. Christiansen has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Christiansen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

Mr. Christiansen holds no options to purchase shares of Common Stock and the Company does not have a stock option or incentive plan. Other than as set forth herein Mr. Christiansen has no interest in any securities of the Company. There is no agreement to issue Mr. Christiansen additional securities of the Company.

Item 7. Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2014

By:	/s/ MICHAEL CHRISTIANSEN
Name/Title: Michael Christiansen